Confidential Treatment
Requested by JPMorgan Chase & Co.

September 18, 2007
Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 1-5805
Dear Mr. Walker and Ms. Blume:
     JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated July 31, 2007 addressed to Michael J. Cavanagh.
     To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to the provisions of 17 C.F.R. §200.83 , of the indicated portions of the letter.
Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13 — Allowance for Loan Losses, page 113
1.	We have reviewed your response to prior comment one from our letter dated June 26, 2007. For risk-rated loans, please provide us with the following additional information regarding the statistical calculation you use to determine the formula-based component of your allowance for loan losses:
•	Your definitions of default probability and loss severity; and

•	A quantitative example, including narrative, that details each step in determining the formula-based component of your allowance — explain how default

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probabilities are differentiated based on the risk rating of the loan and include example calculations of probability of default and loss severity.
As noted, for risk-rated loans and commitments, statistical losses are the product of default probability and loss severity.

Default probabilities — or “expected default factors” (“EDFs”) — represent the statistical expectation of the obligor’s likelihood of default. The EDFs used by the Firm are based on external statistical default and migration data from S&P and Moody’s as well as default factors extracted from 3-month average Credit Default Swap spreads. For the businesses that are aligned to the capital markets (the Investment Bank, Treasury & Securities Services and Commercial Bank mid-Corporate) and for which CDS spread information is more readily available and representative of the obligors, the Firm uses [redacted]. For other risk-rated loans, [redacted] are used.

The Firm utilizes the S&P and Moody’s default and migration data and the CDS-based EDFs to create default grids by rating and maturity. The external agency ratings are mapped to the Firm’s internal risk ratings, thus providing a link between the risk rating assigned by the credit officer and the external default factors used in the statistical calculation.

Loss severity — or “loss given default” (“LGD”) — represents the amount of loss upon obligor default. The Firm’s LGD estimates are based on a study of the Firm’s actual loss experience from defaults over a twenty-year period. The LGDs are differentiated by type of obligor (e.g., large corporate or small private company), quality of collateral (e.g., cash or stock), and the Firm’s seniority in the obligor’s capital structure. The LGDs for each of these categories are published in a Firm-wide risk policy to ensure that they are consistently applied in the calculations.

The first step in the credit risk process is to assign to each borrower a risk rating. The appropriate EDF factor is then assigned based on the borrower’s risk rating and the maturity of the exposure. Next, credit officers specify a LGD for each facility based on the Firm’s risk policy, as described above.

With these factors established, the statistical calculation of the allowance for loan losses is as follows:
[redacted]

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Note 28 — Accounting for Derivative and Hedging Activities, page 131
2.	We have reviewed your response to prior comment two from our letter dated June 26, 2007. Please provide us with the following additional information to help us understand your hedge accounting process in more detail:
•	describe the specific circumstances under which a segment utilizing SFAS 133 hedge accounting would transact a derivative hedging instrument directly with a third-party, or with an internal trading desk;

•	describe in detail how the internal trading desk obtains an order for a derivative hedging instrument from a segment wishing to enter into a derivative transaction and how that transaction is executed;

•	tell us specifically whether the internal trading desk transacts derivative instruments directly with a third-party on the segment’s behalf, or if the internal trading desk transacts some derivative instruments internally with the treasury department that subsequently transacts similar or identical derivative instruments with a third-party;

•	if the latter, tell us how a segment utilizing hedge accounting determines that the key attributes, including interest rates and maturity dates, of the internal and external trades are properly matched; and

•	tell us whether you have designated an internal derivative as the hedging instrument in any hedging relationship, and if so, describe the nature of the hedging relationship, methodology used to assess effectiveness, and the applicable guidance relied upon to support the approach.

The segment seeking to enter into a SFAS 133 hedging derivative (the “hedging segment”) obtains bids for the derivative hedging instrument from both external derivative dealers and the internal trading desk. The hedging segment selects the internal or external derivative primarily based upon the prices quoted.

If the internal bid is selected, then the hedging segment will inform the internal trading desk of the bid’s acceptance. An internal derivative is then recorded between the hedging segment and the internal trading desk. The internal trading desk must then execute with an external counterparty a derivative with terms (including the notional, currency, index, maturity date, fixed rate, reset dates, and payment dates) that match those of the internal derivative. Floating rates are closely matched, typically within a 1-2 basis point spread. The external derivative must be executed as soon as possible, and always before the end of the same trade date. In addition, both the internal and external trades are executed at market (at zero fair value) at inception.

The hedging segment verifies on trade date that the terms of the external derivative meet the qualifications to be used as a SFAS 133 hedging instrument for the hedge relationship, and that the terms of the internal and external derivatives are matched as described above. The external derivative is designated as the SFAS 133 hedge. The hedging segment continues to verify the existence and terms of the external SFAS 133 hedging derivative and the internal derivative at each assessment date throughout the life of the hedge relationship.

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The hedging segment utilizes a two-step process to assess hedge effectiveness. First, the hedging segment calculates the change in value of the internal derivative as a proxy of the change in value of the external derivative. This value is used in the assessment of hedge effectiveness utilizing either the dollar offset method or regression as specified in the hedge documentation. Second, the hedging segment assesses whether differences between the changes in value of the internal and external derivatives impact the hedge effectiveness conclusion reached in the first step. Due to the de minimis difference in terms, the Firm’s conclusions regarding hedge effectiveness have not been changed by differences in the changes in value of the external versus internal derivatives.
For the following comments, we refer you to responses three and four of your letter dated May 4, 2006:

3.	Please tell whether you used each of the hedging strategies, described in your responses at December 31, 2006 and March 31, 2007.
•	Beginning January 1, 2006 the Firm no longer applied hedge accounting to mortgage servicing rights due to the adoption of Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.

•	In addition, beginning January 1, 2007 the Firm no longer applied hedge accounting to the fixed-rate resale/repurchase agreements and commercial mortgage loans and prime mortgage loans that are warehoused for sale, due to the election of fair value measurement for the hedged items under Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.
The Firm also made the following changes to its methods for assessing hedge effectiveness in certain hedge relationships:
•	During 2006, the Firm chose to discontinue its use of the shortcut method to assess hedge effectiveness. These hedging relationships were de-designated at that time and re-designated. As a result, the Firm assesses the effectiveness of hedges of long-term debt and fixed-rate assets using the long haul method as of December 31, 2006 and March 31, 2007.

•	During 2006, the Firm chose to discontinue its use of the dollar value offset method to assess hedge effectiveness for fair value hedges of long-term debt. The Firm assesses the effectiveness of these hedges using a regression test as of December 31, 2006 and March 31, 2007.
Please see the response to question 4 below for a discussion of the Firm’s current application of fair value hedge accounting for long-term debt.

All other hedge strategies discussed in the May 4, 2006 response were in use as of December 31, 2006 and March 31, 2007.

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4.	If you have entered into any new hedging strategies, please tell us how you determine that they met the criteria for hedging accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of new hedging relationship:
•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
The following hedge strategies and corresponding methods of assessing effectiveness are new and were not discussed in our prior response.

[redacted]

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5.	If the new hedging strategies involve the use of the shortcut or matched terms methods for assuming no ineffectiveness, please tell us how you determined they meet each of the conditions in paragraph 68 or 65 of SFAS 133.

The Firm does not apply the shortcut or matched terms methods for assessing hedge effectiveness in any of the three new hedging strategies discussed above.

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6.	Please quantify the notional amounts of derivatives used in each hedging strategy at December 31, 2006 and March 31, 2007.

The following are derivative notional balances, by each hedging strategy, at December 31, 2006 and March 31, 2007. De minimis strategies are not included below.

Strategy	12/31/06	3/31/07
	$ 000’s	$ 000’s
Strategies that existed in May 4, 2006 letter

[redacted]

Strategies implemented subsequent to the May 4, 2006 letter
[redacted]

(1) [redacted]

(2) [redacted

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7.	Please tell us the following for each type of hedged forecasted transaction:
•	how you aggregate similar cash flows under paragraph 29(a) of SFAS 133;

•	the defined time period over which you typically forecast the probable cash flows for each type of forecasted hedge transaction;

•	how you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;

•	whether you have missed any of your forecasts (i.e. had more notional amounts of hedging transactions than actual hedgeable forecasted transactions); and if so, the number of times and frequency;

•	whether you have ever changed the forecasted transaction of an established hedge; and

•	if so, how you considered the off-market components of the swap at the time of de-designation and re-designation.
The Firm hedges two types of forecasted transactions: cash flows related to the rollover/repricing of assets and liabilities and cash flows related to foreign currency revenues and expenses.

For cash flows related to the rollover/repricing of assets and liabilities, the cash flows are separated by assets versus liabilities, product type, benchmark interest rate repricing frequency and repricing timeframe to ensure that aggregated cash flows share the same risk exposure. (For example, liabilities based on the same benchmark interest rate repricing on a monthly basis are aggregated within a nominal number of repricing days, typically 2-4 days.) The forecasted cash flows relate to the Firm’s core lending and deposit taking activities and are hedged over a period of no more than ten years, with the significant majority (approximately [redacted] as of March 31, 2007) forecasted to occur within five years. The Firm assesses the probability of forecasted transactions occurring through an analysis of both historic realized cash flows and forecasts of future cash flows. These probable amounts are further reduced to arrive at the “core,” or available amount of cash flows to be designated as hedged. A comparison of actual versus projected cash flows is performed monthly to ensure that the hedged cash flows did occur. All rollover/repricing cash flows forecasted in the periods presented did occur and forecasted cash flows remain probable. The Firm has not changed the forecasted transaction of an established hedge.

Forecasted foreign currency cash flows are separated by revenue versus expense and by currency in order to ensure aggregated cash flows share the same risk exposure. Forecasted foreign currency revenue and expense cash flows are hedged on a monthly basis over a period of no more than twelve months. To establish the amount of revenues or expenses to be hedged, the Firm first reviews its foreign currency-denominated revenue and expense

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forecasts for reasonableness taking into consideration of business plans and historical experience. Revenue forecasts are then adjusted to exclude less predictable revenue sources such as trading revenue and securities gains/losses. As the significant majority of the foreign currency-denominated expenses that are incurred overseas are salary and benefit related, and are therefore more stable than revenue-related cash flows, forecasted expenses are generally more predictable. The Firm then establishes a “core” amount of forecasted revenues or expenses that may be hedged under SFAS 133; for forecasted foreign currency cash flows, the core is generally set as a fixed percentage of the adjusted revenue and expense forecasts, typically [redacted]. A comparison of actual versus expected cash flows is performed monthly to ensure that the hedged cash flows did occur. All foreign currency transactions forecasted in the periods presented did occur. The Firm has not changed the forecasted transaction of an established hedge.

8.	Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of certificates of deposit using the rollover strategy. Please ensure this documentation shows the analysis performed to ensure the terms of the hedged cash flows and hedging instrument are closely aligned.

A copy of the Firm’s internal hedge documentation is being provided to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83. In accordance with Exchange Act Rule 12b-4, the Firm respectfully requests that those materials be returned promptly following completion of the Staff’s review thereof.

9.	Regarding your use of dollar-offset in assessing effectiveness for certain hedges, please tell us whether there were any times you failed the dollar offset method and yet still concluded that the hedging relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

When a hedge relationship fails the dollar value offset method, the Firm concludes that the hedging relationship was not highly effective. Hedge accounting is not applied in the ineffective period.

10.	Regarding your use of the hypothetical derivative method pursuant to DIG Issue G-7, in general, please confirm that the hypothetical derivative considered to be perfectly effective has a fair value of zero at inception. Please also confirm that in re-designation of cash flow hedges, the hypothetical derivative used under DIG Issue G-7 has an initial fair value of zero.

This is to confirm that the hypothetical derivative considered by the Firm to be perfectly effective has a fair value of zero, or de minimis fair value, at the inception of the hedge relationship, regardless of whether the hedging derivative is newly transacted or re-designated. The hypothetical derivatives with de minimis fair value are used for operational reasons and only when the assessment conclusion would not change and the difference in recorded ineffectiveness would be negligible.

11.	Regarding your net investment hedging relationships please tell us whether you have ever been required to re-designate the derivative, and if so, the circumstances surrounding such instances.

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For most of the Firm’s net investment hedge relationships, the term of each hedging instrument and hedge relationship is one month[3]. For these relationships, when a hedging instrument expires, a new hedge relationship is designated, using the new net investment balance and a new foreign currency forward contract. These hedge relationships have not required re-designations.

For the net investment hedge relationships that utilize a derivative with a maturity greater than one month, the Firm de-designates the hedge relationship each month and re-designates the hedging instruments and net investment amounts.

For all net investment hedging relationships, the Firm has elected to follow the spot method of measuring ineffectiveness; thus, forward points on the foreign exchange forward contracts used as hedging instruments are considered excluded components from the measure of hedge ineffectiveness and are recorded in earnings. Accordingly, no incremental ineffectiveness results when derivatives with a fair value other than zero are re-designated in these hedging relationships.

12.	Please tell us the following regarding your use of the shortcut method for hedges of fixed-rate bullet maturity resale agreements:
•	whether you hedge on an individual item basis or as a pool; and

•	if as a pool, how you ensure that each resale agreement in the pool would individually qualify for the shortcut method and also meet the conditions in paragraph 21(a) of SFAS 133.
During the application of the shortcut method to fixed-rate bullet maturity resale agreements, the hedges were conducted on an individual item basis. The Firm chose to discontinue the application of the shortcut method of hedge effectiveness assessment for hedges of fixed-rate bullet maturity resale agreements during 2006, and as of January 1, 2007, the Firm has elected fair value measurement for the hedged items under Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Note 3 — Fair Value Measurement
Transition, page 77
13.	We have reviewed your response to prior comment five from our letter dated June 26, 2007. We understand that to value your private equity investments, you primarily use observations of the trading multiples of public companies considered comparable to the private companies being valued adjusted for company-specific issues, the lack of liquidity in a non-public investment and others. Please provide us with a quantitative example, including narrative that details each step in determining the fair value of a typical private-equity investment — include example calculations of the major valuation adjustments applied.

[3]	[redacted] of the Firm’s net investment hedge relationship terms are one month, based on March 31, 2007 notional balances.

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Requested by JPMorgan Chase & Co.

Following is an example of the Firm’s current valuation approach under SFAS 157 for a typical private-equity investment:

The Firm invested $100 million in ABC Corp., a consumer goods manufacturer, in 2005. Since the investment was made, ABC Corp. has been successful and earnings have increased. The last twelve months of earnings (EBITDA) were $80 million. In addition, earnings multiples for public companies similar to ABC Corp. have increased and the average of median multiples for similar companies over the last four quarters was 8.5X. The Firm’s ownership percentage in ABC Corp. is 40%. Currently, ABC Corp. has outstanding debt of $75 million.

To calculate the estimated exit value of the Firm’s investment under SFAS 157, the following steps would be followed:
[redacted]
As indicated in the discussion above, valuation of private equity investments requires judgment. The Firm believes that its valuation methodology and associated valuation adjustments to account for the uncertainty in the estimated realizable value of private equity investments are appropriate and similar to those utilized by other market participants. The Firm applies its valuation methodology consistently from period to period.
* * *
This is to acknowledge that: (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632 or Neila B. Radin at 212-270-0938.

Very truly yours,
/s/ Louis Rauchenberger

Louis Rauchenberger Corporate Controller